UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 9)

MILLER INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

600551 20 4

(CUSIP Number)

William G. Miller
7819 Magnolia Lake Drive
Chattanooga, Tennessee 37421
(423) 238-4171

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 5, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 pages)

CUSIP No. 600551 20 4	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: WILLIAM G. MILLER I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 479,619
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 479,619
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 479,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.1%(1)
14	TYPE OF REPORTING PERSON: IN

(1)	Based on 11,593,798 shares of common stock outstanding at October 31, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

CUSIP No. 600551 20 4	13D	Page 3 of 5 Pages

EXPLANATORY NOTES

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends the statement on Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2003, and was amended by those statements on Schedule 13D/A filed with the Commission on January 28, 2004, February 17, 2004, March 21, 2005, June 1, 2005, November 7, 2006, December 5, 2006, and October 16, 2008 (collectively, the “Statement”), with respect to the common stock, par value $0.01 per share, of Miller Industries, Inc. (the “Issuer”).

This Amendment No. 9 is being filed to report the transfer, on January 5, 2009, of 200,000 shares of common stock of the Issuer in a private sale by the Reporting Person to his daughter, Sarah Louise Miller, and the transfer, on January 5, 2009, of 200,000 shares of common stock of the Issuer in a private sale by the Reporting Person to the Christopher Charles Miller Trust.  The sole beneficiary of the Christopher Charles Miller Trust is the Reporting Person’s son, Christopher Charles Miller.  As a result of these transfers, on January 5, 2009, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of common stock of the Issuer.

This Amendment No. 9 amends the Statement as specifically set forth herein.  Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) The Reporting Person is William G. Miller.

(b) The Reporting Person’s address is 7819 Magnolia Lake Drive, Chattanooga, Tennessee 37421.

(c) The Reporting Person’s principal occupation is Chairman of the Board of Directors and Co-Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b) Please see Items 7 through 11 and 13 of the cover sheet for the Reporting Person.

(c) On January 5, 2009, the Reporting Person sold 200,000 shares of common stock of the Issuer to his daughter, Sarah Louise Miller, and 200,000 shares of common stock of the Issuer to the Christopher Charles Miller Trust, in private transactions.  The sales were effected at a per share price of $5.15, which was the closing price per share for the Issuer’s common stock as reported by the New York Stock Exchange for the preceding trading day.  The trustees of the Christopher Charles Miller Trust are the Reporting Person’s daughter, Sarah Louise Miller, and the Reporting Person’s son, William G. Miller, II, and the sole beneficiary of the Christopher Charles Miller Trust is the Reporting Person’s son, Christopher Charles Miller.

(d) Not applicable.

CUSIP No. 600551 20 4	13D	Page 4 of 5 Pages

(e) On January 5, 2009, as a result of the transactions described in this Item 5, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of the Issuer’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The purchase price for the shares sold by the Reporting Person in the transaction to his daughter, Sarah Louise Miller, described in Item 5 above will be paid pursuant to a secured promissory note in favor of the Reporting Person.  The principal and all accrued interest under the promissory note is payable on the 3rd anniversary of the note, interest accrues under the note at a rate per annum equal to the current federal minimum short-term interest rate, and it contains customary default and termination provisions.  The promissory note is secured by the real and personal property of Ms. Miller, and also by the shares of common stock of the Issuer that were sold by the Reporting Person.

The purchase price for the shares sold by the Reporting Person in the transaction to the Christopher Charles Miller Trust described in Item 5 above will be paid pursuant to a secured promissory note in favor of the Reporting Person.  The principal and all accrued interest under the promissory note is payable on the 3rd anniversary of the note, interest accrues under the note at a rate per annum equal to the current federal minimum short-term interest rate, and it contains customary default and termination provisions.  The promissory note is secured by all real and personal property held by the trust, and also by the shares of common stock of the Issuer that were sold by the Reporting Person.  In addition, the promissory note is guaranteed by Christopher Charles Miller, the sole beneficiary of the Christopher Charles Miller Trust.

CUSIP No. 600551 20 4	13D	Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 6, 2008.

/s/ William G. Miller
William G. Miller